Mail Stop 3561

                              March 14, 2006


Ms. Carol Atkinson
Chief Financial Officer
Cosmo Communications Corporation
Unit 2-55 Travail Road
Markham, Ontario, Canada

      Re:	Cosmo Communications Corporation
      Form 10-KSB for the Fiscal Year Ended March 31, 2005
      Filed July 26, 2005
      Form 10-QSB for the Quarter Ended September 30, 2005
      Form 10-QSB for the Quarter Ended December 31, 2005
      File No. 0-11968

Dear Ms. Atkinson:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the Fiscal Year Ended March 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

2. Please be advised that you are not a "small business issuer" as defined in Item 10 of Regulation S-B. An S-B issuer cannot be a majority-owned subsidiary of a foreign private issuer. Consequently, it appears that you should have been reporting under the S-X/S-K system in the year following the year in which you became a majority-owned subsidiary of Starlight. Notwithstanding your ineligibility to report under Regulation S-B in prior years, it appears that you must file a Form 10-K for the year ending March 31, 2006 since your sales for the past two consecutive years have been greater than $25,000,000. Refer to Item 10(a) of Regulation S-B.

3. Please include the all the information required by Items 307 and
308(c) of Regulation S-K under "Item 9A. Controls and Procedures" of
Form 10-K. Also, please supplementally tell us whether your disclosure controls and procedures were effective as of March 31, 2005 and tell us whether there were any changes in your internal control over financial reporting that occurred during your last fiscal quarter (fourth fiscal quarter in the case of an annual report) that materially affected, or was reasonably likely to materially affect your internal control over financial reporting. Refer to SEC Release No. 33-8238 and Item 307 and 308 of Regulation
S-K.

4. Please include all the information required by Item 9(e) of
Schedule 14A under "Item 14. Principal Accountant Fees and Services" which was added by Release No. 33-8183. The new disclosure requirements were effective for annual reports for the first fiscal year ending after December 15, 2003.

Management`s Discussion and Analysis, page 6

5. With a view towards enhancing your disclosure, please review
SEC
Release No. 33-8350 and revise your MD&A to provide a more thoughtful, qualitative discussion regarding the quality of, and potential variability of your earnings and cash flows so that readers can ascertain the likelihood that past performance is indicative of future performance. Following are some specific revisions you should consider:

* Consider starting your MD&A with an executive-level overview section that provides context for the remainder of the discussion.
* Identify and discuss key performance indicators that are used to manage the business and would be material to investors.
* Identify and discuss known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on cash flows, liquidity, financial condition and/or operating performance.
* Expand your discussion of the changes in financial statement line items to indicate whether the changes represent trends expected to continue into the future.

6. Please revise to include a discussion of your critical accounting estimates. Ensure that your discussion focuses on the level of subjectivity and judgment involved in the application of your accounting policies and the likelihood that materially different amounts would be reported under different conditions or if using different assumptions. Refer to SEC Release No. 33-8350.

Financial Statements, page 15

7. Please provide Schedule II - Valuation and Qualifying Accounts for the activity in your allowance for sales returns and your allowance for doubtful accounts. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules
5-04 and 12-09 of Regulation S-X for guidance.

Report of Registered Public Accounting Firm, page 16

8. Please revise the audit report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Your current audit report, which refers to the "auditing" standards of the Public Company Accounting Oversight Board (United States) is not sufficient in this regard as the reference to the standards of the Public Company Accounting Oversight Board (PCAOB) should not be limited in
any way.   Please refer to PCAOB Auditing Standard No. 1 and SEC
Release 34-49707.

Consolidated Statements of Earnings, page 19

9. We note on page 7 that you grant advertising and handling allowances to your major customers as contributions to promote and handle your products in their stores. Please tell us why you have included these payments as selling and administrative expenses rather than a reduction of sales. Refer to EITF 01-9.





Notes to Financial Statements, page 23

2.  Summary of Significant Accounting Policies, page 23

10. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative and the selling and delivery expense line items. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative or selling and delivery expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

11. Please disclose your policy for classifying shipping and handling costs in the statements of earnings. If shipping costs or handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item that includes them. See EITF 00-10. Please also confirm to us supplementally that amounts paid to you by customers for shipping and handling are included in sales.

f)  Revenue Recognition, page 24

12. Please disclose your revenue recognition policy for your commissions and other income line item. Also describe how you earn commission income and disclose the types of earnings you include in other income. Based on your presentation within your consolidated statements of earnings, we assume you are presenting this line item
"net" pursuant to EITF 99-19. If true, please also disclose this fact and the indicators that support net reporting.

13.  Operating Segment Information, page 33

13. Please help us understand why you have included your sales made in Canada in the "foreign" column of your reconciliation. Since your country of domicile is Canada, we would expect sales made in Canada to be included in the "domestic" column. Refer to paragraph 38 of SFAS 131.



Form 10-QSB for the Quarter Ended September 30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 10

14. We note on page 11 you disclose that you changed your accounting for sales with brokerage commissions which caused your gross margin percentage to be exceptionally high in 2004. Please tell us more about your accounting change. Specifically, tell us what your accounting policy was prior to and after the change; tell us what impact the accounting change had on your sales, cost of sales and selling and administrative expenses; and the factors that led you to change your accounting policy.

Form 10-QSB for the Quarter Ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 11

15. Please present a discussion of your results of operations for the interim period up to the date that a balance sheet is presented. For example, in this quarterly report, your results of operations should also include a discussion of the changes for the nine month period ended December 31, 2005 to the nine month period ended December 31,
2004.  Refer to Item 303(b)(2) of Regulation S-K.

Certification

16. Please confirm to us that the inclusion of the titles of the Chief Executive Officer and Chief Financial Officer in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. In future filings please omit the titles in the introductory paragraph to conform to the format provided in Item 601(b)(31)(i) of Regulation S-
K. Also refer to Question 11 of the Staff`s Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November
2002 and available on our website at www.sec.gov.



*      *      *      *      *






      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.


									Sincerely,



									William Choi
									Branch Chief

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Ms. Carol Atkinson
Cosmo Communications Corporation
March 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE